SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Santander's

25th Annual Latin American Conference

Eletrobras

Disclaimer

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they reflect **beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words “believes”, “might”, “may”, “estimates”, “continues”, “foresees”, “intends”, “hopes” and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, and **investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

Eletrobras



ELETROBRAS Profile

Eletrobras

Eletrobras **Profile**

LARGEST ELECTRIC UTILITY IN LATIN AMERICA

VISION TO BE AN INNOVATIVE CLEAN ENERGY COMPANY RECOGNIZED FOR ITS EXCELLENCE AND SUSTAINABILITY

12,547
PERMANENT
EMPLOYEES

R$ 182 BILLION IN ASSETS

96%
CLEAN ENERGY


Existing
Eletrobras Companies' TLs
Eletrobras Companies' TLs with partnership
Other Companies' TLs

51,301 MW
INSTALLED **134 PLANTS**
30% IN BRAZIL

70,917 KM
IN TRANSMISSION LINES
43.9% IN BRAZIL

ONE OF THE 5 LARGEST
HYDROPOWER PLANTS IN THE WORLD
IN INSTALLED CAPACITY

Hydropower
90%

Thermal
4%

Nuclear
4%

Wind & Solar
2%

Eletrobras

Case Eletrobras

2011 Mkt. Cap R$ 18,6 bi

Gross revenue of R$ 33.6 billion, holding 36% of installed cap and 56% of TL. Relevant partner in the country's main structural works, such as HPP Belo Monte, HPP Santo Antônio.

24,884 employees.

2012 Mkt. Cap R$ 7,4 bi

MP 579, which established a quota regime to anticipate the renewal of the concession, which should provide a reduction in tariffs for final consumers. This resulted in a drop in revenue of R$ 10 billion, a time when Eletrobras was in the middle of building structural works.

2013 Mkt. Cap R$ 7,6 bi

Law 12,783/13 - Provides for the concessions of G, T and D, reduction of sector charges and low tariffs. Renewal of 31% of installed capacity and 80% transmission assets.

Receivement of 1st tranche indemnity of extended concessions of R$ 14 billion of generation and transmission. 2nd tranche: R$ 10 bilion recognized in 2015.

2016 Mkt. Cap R$ 29,1 bi

Wilson Ferreira Junior is appointed as CEO of Eletrobras.

Ordinance No. 120: payment terms and relative remuneration of RBSE, with an impact of R$ 25.8 billion

2017 Mkt. Cap R$ 25,2 bi

Beginning of RBSE receivables

Proposal for Eletrobras privatization by MME (Temer Government)

21,563 employees

2018 Mkt. Cap R$ 31,5 bi

Privatization of Northern and Northeastern Distributors and SPEs auction sale.

Beginning of GAG Improvement Receipt for generation concessions per quota, around R$ 1 billion/ year.

Price definition of R$ 480.00/Mw avg as a reference, by CNPE, for Angra 3 plant, which construction has not been resumed yet.

2019 Mkt. Cap R$ 49,1 bi

PL 5,877 on privatization of Eletrobras forwarded to the National Congress. Capital increase of R$ 7.75 billion with R$ 3.7 billion in cash

2020 Mkt. Cap R$ 57,6 bi on 12/30/20

Notes 2025 and 2030 issue

Tariff reviews of transmission concessions extended under the terms of Law 12.783 / 2013, Periodic Tariff Review of 2018 and the recognition "Ke"

12,547 employees

2011 2012 2013 2016 2017 2018 2019 2020

Eletrobras

Financial
Performance 9M20

Eletrobras

Results **2020 – R$ million**


Net Operating Revenue
Remensuration
RBSE 2Q20
6,956
11,098
7,431
25,484
1Q20
2Q20
3Q20
9M20


EBITDA
2,803
7,787
1,957
12,547
1Q20
2Q20
3Q20
9M20


307
4,597
96
5,000
1Q20
2Q20
3Q20
9M20


Recurring Net Operating Revenue
6,947
5,564
6,877
19,389
1Q20
2Q20
3Q20
9M20


Recurring EBITDA
3,205
2,413
3,202
8,798
1Q20
2Q20
3Q20
9M20


Recurring Net Income
981
1,452
1,621
4,305
1Q20
2Q20
3Q20
9M20

PMSO IFRS and Number of Employees



12,487
10,285
9,108
9,850
5,843
26,008
21,563
17,233
13,089
12,547
Sale of Distibution Companies
R$ 2,022 million in 3Q20
Labor agreement 9.28%
Labor agreement 4.08%
Labor agreement 1.69%
Labor agreement 3.55%
2016
2017
2018
2019
9M20
PMSO (R$ million)
Employees

Financial Discipline

(in R$ billion)



Net Debt/Ebitda
DisCos Privatization
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
19.6
23.2
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
2.2
2.8
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
1.5
1.9
Dec/16
Dec/17
Dec/18
Mar/19
Jun/19
Set/19
Dec/19
Mar/20
Jun/20
Set/20
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE

6.6	10.5	12.5	11.5	11.6	12.3	13.2	13.3	12.8	12.0	EBITDA with RBSE (LTM)

GOAL

Net Debt / EBITDA Adjusted < 2.5

3Q20

(+) Short-Term Debt (Current Liabilities)	8,817
(+) Long-Term Debt	41,340
Gross Debt	**50,156**
(-) Transfer RGR to CCEE (1)	1,039
= Recurring Gross Debt	**49,117**
(-) (Cash and Cash Equivalent + Securities)	12,173
(-) Financing Receivable	13,153
(+) Transfer RGR to CCEE (1)	1,039
(-) Net Balance of Itaipu Assests	1,675
Net Debt	**23,155**

(1) See Notes 8 and 19 of the 3Q financial statements

Cash Reduction:
R$ 2.5 billion in advance dividend payments compared to previous years

* From 2019, only current assets are considered, so the 2018 Net Debt was changed for comparison purposes.



PNDG 2021-2025

Master Plan

Eletrobras

Strategic Guidelines

Eletrobras

VALUE AND INVESTMENT

Increase value generation and expand the company's investment capacity

GENERATION AND TRANSMISSION EFFICIENCY

Create value by increasing the efficiency of G&T assets

GENERATION AND TRANSMISSON EXPANSION

Consolidate leadership in G&T, focusing on clean energy

COMMERCIALIZATION

Achieve leadership in commercialization, with high margin and risk management efficiency

NEW BUSINESSES

Invest in new businesses, focused on clean energy, participating in the consolidation of the sector (M&A)

CULTURE AND PEOPLE

Develop a high-performance culture and excellence in people management, with meritocracy

GOVERNANCE

Achieve excellence in Governance, Risk Management and Internal Controls (GRC)

MANAGEMENT

Focus the company's management on generating value and increasing competitiveness

INNOVATION AND DIGITAL TRANSFORMATION

Take a leading role in innovation and promote the digital transformation of business and management processes

■ Performance guideline ■ Business Guidelines ■ Governance, Menegement and Critical Competences Guidelines

STRATEGIC GUIDELINES' INDICATORS AND TARGETS

GUIDELINES	INDICATORS	2021 TARGETS
1 VALUE AND INVESTMENT	**MARKET VAUE: Enterprise Value / EBITDA**	TOP 3 (IEE)
2 G&T EFFICIENCY	**EFFICIENCY: PMSO / PMSO Regulatory**	> 1,0
	GENERATION AVAILABILITY: DISPGR	1,00
	TRANSMISSION AVAILABILITY: DISPOLT	99,88%
3 G&T EXPANSION	**GENERATION CAPACITY EXPANSION:** Installed Capacity of Power-Generation	181
	TRANSMISSION CAPACITY EXPANSION: Installed Capacity of Power-Transmission	772
4 COMMERCIALIZATION	**MARGINS**: Margin in relation to the reference price in decotization	**
5 NEW BUSINESSES	**REVENUE:** New businesses revenue / Total revenue	2,0%
6 CULTURE AND PEOPLE	**SAFETY:** Accident Frequency Rate (own employees and third parties)	2,61 and 3,92
	PEOPLE: Training Hours / employee	35,0
	PEOPLE: Employee Satisfaction Index*	≥ 74,7%
7 GOVERNANCE	**GOVERNANCE:** ELB position on B3 list	Level 1
8 MANAGEMENT	**PRODUCTIVITY:** Operating result / employee	**
9 INNOVATION AND DIGITAL TRANSFORMATION	**INNOVATION:** R&D+I Investment / Net Operating Revenue	1,2%

* The internal research will be applied in 2021. The target applies for 2022. ** Strategic targets, therefore, not published.

STRATEGIC INITIATIVES

G&T EFFICIENCY

- Shareholdings rationalization
- Autonomy and increase of Resilience of Eletrobras Companies' Generation Assets - ARGER
- Assets modernization
- Generation, Transmission and Distribution (legancy) regulatory strategy

G&T EXPANSION

- Angra 3 Project
- Structuring of generation expansion new investments portfolio
- Continuity in the evaluation of international G&T projects

INNOVATION AND DIGITAL TRANSFORMATION

- Digital Eletrobras
- Inova Eletrobras

VALUE AND INVESTMENT

- Debt structure optimization
- Capital discipline
- Capitalization

STRATEGIC INITIATIVES

PDNG 2021-2025

SUSTAINABILITY 4.0

CULTURE AND PEOPLE

- Corporate University Reformulation
- High Performance Culture Implementation
- Health and Safety in the Workplace

GOVERNANCE

- Internal control environment improvement
- Risk Management Maturity
- "Novo Mercado" B3 Governance Level associated to Eletrobras' capitalization
- Eletrobras Reputation and Engagement

MANAGEMENT

- Private pension appropriateness
- Holding's physical space optimization
- Real estate demobilization
- Zero-based budget consolidation
- Smart solution of processes and legal information management
- Sale of interests in related companies

Total Investment 2021-2025 (R$ thousands)

Eletrobras

	2021	2022	2023	2024	2025	2021-2025
Corporate	**6,814,192**	**9,579,807**	**8,673,376**	**7,770,336**	**5,441,438**	**38,279,149**
Generation	**4,311,025**	**6,324,734**	**6,047,338**	**5,620,892**	**3,838,302**	**26,142,292**
Expansion	359,802	1,019,844	654,667	439,145	64,111	2,537,569
Angra 3	2,813,366	3,459,548	3,473,688	3,267,353	2,289,895	15,303,849
Maintenance	1,137,857	1,845,343	1,918,982	1,914,394	1,484,297	8,300,873
Angra I and II [1]	537,322	716,991	918,580	997,192	876,750	4,046,835
Others	600,535	1,128,352	1,827,124	917,202	1,396,622	4,254,038
Transmission	**1,819,546**	**2,843,112**	**2,305,055**	**1,864,235**	**1,335,755**	**10,167,703**
Expansion	104,894	0	0	0	0	104,894
TL Auction [2]	20,000	119,139	126,386	158,972	144,628	569,125
Reinforcement and Imprivement	1,378,398	2,332,312	1,997,521	1,602,590	1,114,989	8,425,810
Maintenance	316,254	391,661	181,148	102,673	76,138	1,067,874
Others (I + A) [3]	**683,621**	**411,961**	**320,983**	**285,209**	**267,380**	**1,969,154**
SPE Total	**1,430,717**	**535,448**	**537,604**	**203,739**	**115,984**	**2,823,492**
Generation	753,641	470,948	468,604	201,239	113,484	2,007,916
Transmission	677,076	64,500	69,000	2,500	2,500	815,576
Grand Total [4]	**8,244,909**	**10,115,255**	**9,210,980**	**7,974,076**	**5,557,422**	**41,102,642**

1 This investment includes the maintenance of UTNs Angra I and II and also the extension of useful life of UTN Angra I
2 - The investment foreseen in the TL Auction is subject to the gain of the auctions.
3 - The acronym I + A refers to investments in infrastructure and the environment.
4 - The reported values refer to the scenario without capitalization

Highlights - January 2021

Cost Reduction

Transfer of all activities of **Hospital Nair Alves de Souza** ("HNAS"), in Paulo Afonso (BA), to the Government in January 2021.

During the year of 2019, Chesf made expenditures with HNAS in the amount of **R$ 56 million**. In 2020, due to the gradual transfer to the government, expenses in the year totaled **R$ 34 million**.

Staff Reduction

454 employees to be dismissed without 'just cause' and without PDC (Consensual Dismissal Plan), until January 2021 costing **R$ 130 million** and expected savings of **R$ 252 million/year**.

New target of **11,612** employees as of Nov/2021, according to ACT (Collective Labor) 20/22.
Initially, a **new PDC** will be disclosed to dismiss **476 employees**.
If the adhesions are not enough, there will be dismissal without just cause.


Relevant Subjects
Eletrobras

Privatization – Capitalization Process

The capitalization of Eletrobras should potentially result in lower capital costs and efficiency gains.

Capitalization Process[1]

1 ■ Eletrobras would make a primary stock issuance.
- —The Brazilian Government will not take part of it, therefore, reducing its stake.
- —The Government will be allowed to sell its stocks in the secondary market in order to ensure its shareholder position is lower than 50% ordinary shares.

2 ■ Eletrobras should become a Corporation with no controlling shareholder.
- —Eletrobras' shareholder voting capacity would be limited to 10% regardless of its ownership position.

3 ■ Creation of a state-owned Company in order to maintain Federal Government ownership - budget requested by the MME for 2021: R$ 4 billion

Eletrobras Eletronuclear — *Constitutional veto does not allow Eletronuclear to have a private owner*

ITAIPU BINACIONAL — *Shared ownership between the Brazilian and Paraguayan Governments*

Impacts on Eletrobras' Organizational Structure

1 ■ The capital raised should be used to remove quota regime under its generation and transmission assets
- —Eletrobras should be able to sell its energy at prices aligned to the Brazilian market vs under quota regime

NPV Dequoted Plants – NPV Quoted Plants – Indemnification of unamortized investments (quota concession = Economic Benefit

Defined by CNPE

New Concession 30 years old

Payment Options:

(-) R$ 3.5bn (in 10 years): Investments of the São Francisco River

(-) Up to R$ 3.5bn Eletrobras Receivables with CCC (currently recognized R$ 2.4 billion)

= Subtotal of the Economic Benefits

1/3 – CDE Transfer — 30 years to be paid

2/3 – Federal Government

Resources coming from Capital Increase

1 Capitalization process based on the Project submitted to Congress by the government of President Jair Bolsonaro on November 5, 2019.

Eletrobras

SHAREHOLDING SIMPLIFICATION **SPES**


Sta. Vitoria do Palmar (18 SPEs)
R$ 434 million
Hermenegildo I, II, III and Chuí IX (4 SPEs)
R$ 134 million
Centroeste
R$ 43 million
Manaus Transmissora
R$ 232 million
Mangue Seco 2
R$ 33 million
TDG
Famosa III (5)
Acaraú (2)
TSBE
Energia
Olímpica
Punaú (7)
Chapada I (8)
Chapada II (7)
IEG
FOTE
TSLE
TGO
Pindaí (11)
IGESA
C.Integração
Manaus C.
Amapari
CSE
Baleia (6)
Baguari En.
Famosa (3)
175
172
136
25
9
8
94
15
15
15
49
Dec/17
Dec/18
Dec/19
Sale
Incorporation
Closing
Dec/20
Sale
Incorporation
Closing
Dec/21
Completed Operations
Ongoing Operations

Eletrobras

Aneel **Public Consultation nr 56/2020**

CCEE listed plants

HPP	Preliminary	Deadline
Tucuruí	1,405.74	254 days
Sobradinho	296.3	7 anos
Samuel	46.01	602 days
Serra da Mesa	27.94	138 days
Peixoto	25.79	60 days
Curuá Una	10.56	1.231 days
Barra do Rio Chapéu	3.93	849 days
João Borges	3.89	834 days
Passo São João	1.44	116 days
Simplício Anta	0.88	15 days
Curemas	0.47	337 days
Batalha	0.14	10 days
Mauá	0.04	2 days
Manso	0.01	0
São Domingos (Esul)	0	0
Total	**1,823.12**	

The Itumbiara HPP is not included in the CCEE calculations due to the renewal of the concession, which is underway within the scope of the MME, having been recommended by ANEEL (Order No. 3,108 of 10/11/20)

CCEE calculations

R$ 1,823 million

Corporate plants (excluding Itumbiara)

R$ 539 million

SPEs, of which R$ 227 million is proportional to Eletrobras' participation

Timeline



Public consultation
Regulatory resolution and marketing rules
12/03/20
60 days
Presentation of calculations by CCEE
3/3/21
30 days
Publication of calculations by Aneel
4/2/21
60 days
Withdrawal and waiver of lawsuits
6/1/21
Request for extension of the granting period

Main Contributions of Eletrobras' companies:

Remuneration of capital spent

Allocation of regulatory assets in any plant of the same concessionaire

Chesf

R$ 1,303 million

Amount unpaid due to injunction

- R$ 930 million

Credits retained at CCEE

= **R$ 373 million**

Net amount to be paid if the injunction dropps down which limits the GSF to 95%

Remaining Indemnity Quota Plants

Book Value

R$ 1,016,411 thousand Furnas
R$ 467,129 thousand Chesf

Total: R$ 1,484 million (Dec/12)

ANEEL claim

Approximately R$ 6 billion (Dec/12)

Order nº 7,850/2012. Normative Resolution ANEEL nº 596/2013.

Regulatory Treatment

Public Hearing ANEEL nº 03/2019

Object: Improvement of the criteria for calculating investments in reversible assets that are not amortized or depreciated from generation concessions, whether extended or not, pursuant to Law No. 12,783/2013.

Contributions made by Eletrobras were sent.

The public hearing result was not deliberated by ANEEL's Board of Directors.

Compensation with GAGimprov

GAG Improvement
Normative Resolution ANEEL nº 818/2018. Proret 12.1.
Remuneration portion of regulatory nature, which makes up the RAG (generation revenue) of the quota plants, whose purpose is to provide resources for making improvements to the generation assets extended in accordance with MP No. 579/2012 (Law No. 12,783/2013) .

Technical Note 96/2019-SRG-SFF-SCG / ANEEL
Note disclosed within the scope of the ANEEL Public Hearing No. 03/2019, concluding that the indemnity, when determined and if paid through a fee, must be deducted from GAG Improvement.

The amount claimed for indemnity is less than the total GAG Improvement expected until the end of the contracts.

Explanatory Note 3.1 of Dec/2019

Recovery NPP **ANGRA III**

1st Step Definition of the work completion model

Segregation of Risks → EPC Partner / Financial Partner → **Maximization of asset value and higher return to partners**

- BNDES report of Feb / 2020 considered that a private partner at Eletronuclear was unnecessary.
- Although not a mandatory condition, **the model does not prohibit** the participation of a private partner
- CPPI ratified the report of the Interministerial Committee, as well as BNDES **1st stage study.**
- The project will be **monitored** again by **CNPE**, responsible for the supervision of the Interministerial Committee and the work of the BNDES in step 2.

Financial Equation → It consists of hiring consultants by BNDES to perform due diligence and funding structure **(2nd stage)**

Critical Path Acceleration **ANGRA III**

Critical Path Acceleration Plan from 2020 to 2023
Actions aimed at financial settlement and viability of contracts for resuming the work.


2020
2023

Goals
Meet the critical path of the Project
Complete superstructure of nuclear buildings
Increase work front for EPC

Resources
AFACs approval
- **R$ 1,052 billion in 2020**, of which R$ 370 million has already been transferred to Eletronuclear
- **R$ 2,447 billion in 2021**

Scope
Advance on civil works and electromechanical assembly with companies contracted by Eletronuclear, in addition to maintaining critical supplies.

Compliance
Independent Program
For monitoring budgets, payments and contracts, execution of works and assessment of supplier integrity.

Eletrobras

Schedule **ANGRA III**

Critical Path Acceleration Plan

May/2021

- Hiring Owners and Finalizing Engineering Projects
- Renegotiation of national supply contracts
- Feasibility of hiring processes for civil works and assemblies
- Debt settlement and new supplies

June/2021

Signing of civil works and electromechanical assembly contracts

October/2021

Start of pouring and assembling

2nd Step **BNDES: Details of the Business Model**

Parallel to the critical path acceleration plan

Nov/20	Mar/21	Aug/21	Dec/21	Mar/22
Hiring Consultants for studies (Due diligence)	Completion of all studies (Due Diligence)	Publication of the notice (EPC)	Signature of contracts for civil works and electromechanical assembly (EPC)	Start of Works (EPC)

Eletrobras

New PPA **Angra III**

Provisional Measure 998/2020

CNPE is responsible for **authorizing the** granting and execution of the **commercialization contract**

50 + 20 years
Grant

40 years
Supply contract time

Energy **price**:

- It will result from **studies conducted** by the BNDES, observing:
  - The **economic and financial viability** of the enterprise
  - Its **financeability** in market conditions
  - **Reasonableness** principle
  - The principle **of low tariffs**
- It will be **readjusted** by **inflation** and the **cost of nuclear fuel**

There may be **cost** decrease resulting from **competition between suppliers**

Rapporteur's opinion in the **Lower House approved** and forwarded to the **Senate** on 12/18/2020.
It expires on 2/9/21.

Amazonas D Over-contracting – The beginning

- Manaus Energia S/A
- Eletronorte's affiliate
- Contracts 5 PIEs (Independent Producers) to supply Manaus
- 20-year term (2005-2025)
- Plants reversal at the end of the contract
- Contracts approved by ANEEL
- (Order n° 3,758/2009)


305 MW
60MW
60MW
60MW
60MW
65MW
Crisis in Manaus
Isolated System
(Energy rationing)

Amazonas GT Unbundling

Eletrobras Amazonas GT → G+T ⟷ D ← Eletrobras Distribuição Amazonas (crossed out) → AMAZONAS ENERGIA

PIEs original contracts
Gas contract
Countryside plants

CCVEE Energy Contracts of PIES
CCVEE Energy Contracts of countryside plants
Contract CCESI Coari

Contractual Relationship of Companies (PIE x AMGT x AME)



315 R$/MWh
PIE
Adequation SIN
O&M
Power (leasing)
Pass-Through Contracts
771 R$/MWh
Eletrobras
Amazonas GT
Fuel
456 R$/MWh
771 R$/MWh
AME
Adequation SIN
O&M
Power (leasing)
Fuel
291 R$/MWh
Tariff
480 R$/MWh
CCC

Relation validity: May/2025

Proposed **Contractual Amendment** to the CCVEs of PIEs (Independent Producers)

Today:

- Inflexibility : 100%
- RF = 315 R$/MWh
- CVU = zero
- TPPs generated energy: Base operation (*Flat*)
- Generated Energy Cost: invoiced to Amazonas Energia

Changes:

- Inflexibility : 0%
- RF = 315 R$/MWh
- CVU = 456 R$/MWh
- TPPs generated energy : Operation under merit only if CVU < PLD
- Generated Energy Cost: CCC

Eletrobras

Proposed **Contractual Amendment** to the CCVEs of PIEs (Independent Producers)


Payment Flow
315 R$/MWh + Gas obligations if dispatch does not occur
CCC
PIE
315 R$/MWh
AME
0 R$/MWh
Tariff
AMGT
771 R$/MWh
Cigás
Petrobras
456 R$/MWh
SIN
System
CCVEs remain pass-through
CCC
456 R$/MWh

This presentation may contain estimates and projections. See disclaimer.

Eletrobras

Amazonas **Energia e Eletrobras**

Debt renegotiation of the private DisCo Amazonas Energia S/A with Eletrobras was approved, in the total amount of **R$ 4,033.8 million** in December/2020.

R$ thousands

Contract	Beginning of amortization	Term (months)	Rate (CDI+%)	Due Balance 10/30/2020
ECF-3382/19	12.30.2023	120	CDI+3	1,933,539
ECR-0289/14-JN	12.30.2023	120	CDI+3	1,048,030
ECE-0284/14D-JN	12.30.2023	120	CDI+3	483,109
ECF-2903/10-JN	12.30.2021	24	CDI+3	202,058
ECF-3361/18-JN	12.30.2021	24	CDI+3	139,446
ECF-3378/19	12.30.2021	24	CDI+3	44,658
ECF to be signed	12.30.2021	24	CDI+3	183,014
				4,033,854

As a debt guarantee, Amazonas Energia S/A will assign to Eletrobras its Fixed Assets in Reimbursable Course ("AIC"), in the total amount of **R$ 723.1 million**, within the limit of the annual payment flow of the Debt.

(1) This is revenue from the non-depreciated amounts of AIC, pursuant to art. 8 of Law No. 12,783, of 2013, Official Letter No. 273/2020-DR / ANEEL of ANEEL and Official Letter No. 357/2020 / SE-ME of the Ministry of Mines and Energy.

Amazonas **Energia**

Debts with Eletrobras Holding - R$ 4 billion

Recently approved refinancing with the following pillars

- Adjustment of the payment curve to the reality of Ame Energia
- Interest rate adjustment
- Complement of real guarantees
- Provision for credit and doubtful settlement (PCLD) 3Q20: R$ 869 million

Debts with Amazonas GT – R$ 1,385 billion

- Equated Debt via financial instrument: R$ 811 million
- Debt under negotiation: R$ 574 million
- Provision for doubtful accounts (PCLD) 3Q20: R$ 424 million

Eletrobras

Furnas Agreement

Approved on December 22, 2020 by Furnas' Board of Directors

Object

Amounts wrongly paid for Energy Supply in 1986.

Contingency amount as of September 30, 2020

R$ 621,112 thousand according to explanatory note 22.2.3 'Civil and other possible proceedings' in Furnas 3ITR 2020.

Agreement Amount **R$ 496,000 thousand**

Payment method :

1. **R$ 336 million** in a single installment on 12.28.2020.
2. **R$ 40 million** in a single installment on 12.05.2021,
3. **R$ 120 million**, in a single installment, on 03.18.2022, being fully or partially offset with the transfer of assets referring to the Other Transmission Installations ("DIT") mandatory and/or optional. Any existing differences to be paid or received, by Furnas and Light, arising from the DITs that may be transferred to Light and the agreed amount must be paid in this last installment.

ESG



Eletrobras

Sustainability

Eletrobras

Sustainability is our business model, which permeates and encompasses the entire Eletrobras' strategy. The variable remuneration of our officers has had EESG goals since 2017.


SOCIAL
ENVIRONMENTAL
FINANCIAL AND ECONOMICAL
SUSTAINABILITY
VISION
To be an innovative, clean energy company, recognized for excellence and sustainability.
BUSINESS AND PERFORMANCE GUIDELINES
Value and investment
New businesses
G&T efficiency
Commerci alization
G&T expansion
PURPOSE
We put all our energy into the sustainable development of society
MANAGEMENT GUIDELINES
Culture and people
anagement
Governance
Innovation and digital transformation
VALUES
Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

SDGs prioritized by Eletrobras



ELETROBRAS' MONITORED INDICATORS	TARGET
WEIGHTED INDEX OF WAGE RATIO BETWEEN WOMEN AND MEN AT MULTIPLE LEVELS	1.00
NET GHG EMISSIONS AT ELETROBRAS HOLDING (TONS)	0
SUPPLIER DUE DILIGENCE in ESG aspects	100%
CARBON FIXATION IN BIOMASS (TONS)	+5% per year

ESG Highlights

	Related Capital *	Related Priorized SDGs
HEALTH AND SAFETY Hiring of **Dupont** consultancy to develop the **Integrated Health and Safety Program** for Eletrobras companies **77,427 Covid-19 tests** Applied to employees of Eletrobras companies, own and third parties, until January 10, 2021. **91.5%** Of the workforce tested every 15 days	Human	8 TRABALHO DECENTE E CRESCIMENTO ECONÔMICO
B3 INDICES **ICO2**B3 Ratifying our commitment to transparency in the preparation and disclosure of the Inventory of Greenhouse Gas Emissions of Eletrobras Companies.	Natural	13 AÇÃO CONTRA A MUDANÇA GLOBAL DO CLIMA 16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES
B3 INDICES **ISE**B3 Demonstrating the commitment of the Company and its employees to improve their activities, guided by ethics, transparency and sustainability	Human Social and Relationship	16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES

* Capitals of the Integrated Reporting framework of the International Integrated Reporting Council (IIRC)



Thank You!

RI Eletrobras

ombudsman-ri@eletrobras.com

Eletrobras